____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

EMBRAER

EMBRAER S.A.
Publicly-Held Company
CNPJ/MF No. 07.689.002/0001-89
NIRE 35.300.325.761

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING HELD ON NOVEMBER 14, 2024

Date, Time and Place: On the 14th day of November 2024, at 10:30 am, Embraer S.A. ("Company" or "Embraer"), exclusively by digital means, through the Microsoft Teams electronic platform, pursuant to CVM Resolution No. 81/2022 ("RCVM 81").

Previous Publications: First call notice was published in the editions of October 14, 15 and 16, 2024, in the newspaper "O Vale" (pages 3, 3 and 3, respectively) and in the newspaper "Valor Econômico" (pages B4, A4 and B4, respectively), with the disclosure of the full call notice on the pages of the aforementioned newspapers on the internet.

Composition of the Presiding Table: The Chairman of the Company Board of Directors, Alexandre Gonçalves Silva, in compliance with Article 23 of the Bylaws, assumed the chairmanship of the Shareholders' meeting, having invited the Vice President General Counsel & Chief Compliance Officer, Fabiana Klajner Leschziner, to act as secretary of the meeting.

Attendance: Shareholders representing 67,04% of the Company's capital stock were present, as evidenced by **(i)** the attendance registered through the electronic platform made available by the Company in accordance with RCVM 81, and **(ii)** the valid distance voting ballots received through the Central Depository of B3, from the book-entry holder of the shares issued by the Company and directly by the Company in accordance with the CVM regulations. Also attended (i) The Chief Executive Officer, Francisco Gomes Neto (ii) the Executive Vice President, Financial and Investor Relations, Antonio Carlos Garcia, (iii) the Coordinator of the Audit, Risk and Ethic Committee, Dan Ioschpe, (iv) the chairman of the Fiscal Council, Mario Ernesto Vampré Humberg; (v) the representative of the Specialized Company (as defined below), Franciane Heloisa Moraes, and (vi) the representative of KPMG Auditores Independentes, Moacyr Piacenti.

Initial Clarifications: The Chairman reminded those present that the counting of votes will be carried out in accordance with the Bylaws and, according to the quorum verified, he considered this Meeting installed.

Agenda:

1. Approve the ratification of the hiring of Forvis Mazars Auditores Independentes - Sociedade Simples, headquartered in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Suite 54, 5th floor, ZIP 13024-001, registered with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Council of the State of São Paulo under CRC No. 2SP023701/O-8 ("Specialized Company"), for the assessment of the net accounting equity of ELEB Equipamentos Ltda., a limited liability company, headquartered in the city of São José dos Campos, State of São Paulo, at Rua Itabaiana, No. 40, Jardim Petrópolis, ZIP 12237-540, registered with the CNPJ/MF

under No. 55.763.775/0001-00 ("ELEB"), to be absorbed by the Company as a result of the merger ("Appraisal Report");

2. Approve the Appraisal Report;

3. Review, discuss and approve the "*Protocol and Justification for the Merger of ELEB Equipamentos Ltda. by EMBRAER S.A.*" ("Protocol"), which sets forth the terms, conditions and justification for the merger of ELEB by the Company;

4. Approve the merger of ELEB by the Company, under the terms established in the Protocol, effective as of January 1, 2025;

5. Authorize the Company management to perform all acts required for the achievement and implementation of the adopted resolutions; and

6. Elect alternate members of the Company Fiscal Council, pursuant to the Management Proposal.

Reading of Documents, Receipt of Votes, Drawing up and Publication of Minutes: By proposal of the Board, **(i)** the reading of the Call Notice and the Management Manual and Proposal was waived, since they are fully known to the shareholders, as well as the consolidated voting map of the remote votes, adjusted after application of the voting limitation rules in accordance with the provisions of the Company's Bylaws, which remained at the disposal of the shareholders; and **(ii)** it was stated that the minutes of this Shareholders' Meeting will be prepared in summary form, in accordance with the provisions of paragraph 1 of article 130 of Law No. 6,404/76 ("Brazilian Corporation Law"). Furthermore, the publication of the minutes of this meeting minutes was approved with the omission of the signatures of the attending shareholders, in accordance with the provisions of paragraph 2 of article 130 of the Brazilian Corporation Law.

This proposal received 65.168.086 approvals, 0 abstentions and 0 rejections.

Resolutions: After analyzing and discussing of the matters on the Agenda, the Shareholders resolved to:

1. Approve the ratification of the Specialized Company hiring as the company responsible for the assessment of ELEB net equity to be absorbed by the Company as a result of the merger and for the preparation of the relevant Appraisal Report.

The referred resolution was approved by a majority of votes, receiving 73.493.131 approvals, 195.010 abstentions and 6.117 rejections.

2. Approve the Appraisal Report prepared by the Specialized Company based on ELEB balance sheet drawn up on the base date of May 31, 2024, in the form of **Annex**

I of these minutes, noting that the representative of the Specialized Company, present at the Meeting, was available to provide the shareholders with all the necessary clarifications regarding the Appraisal Report.

The referred resolution was approved by a majority of votes, receiving 73.483.689 approvals, 206.243 abstentions and 4.327 rejections.

3. Approve, after examined and discussed, the Protocol and Justification, containing the terms, conditions and justification for the merger of ELEB by the Company, entered into on this date between the Company and ELEB management, which copy becomes **Annex II** to these minutes.

The referred resolution was approved by a majority of votes, receiving 73.491.495 approvals, 197.296 abstentions and 5.469 rejections.

4. Approve the Merger of ELEB by the Company, under the terms and conditions established in the Protocol and Justification and effective as of January 1, 2025, with the consequent extinction of ELEB and its universal succession by the Company in all its rights and obligations, stating that the merger of ELEB by the Company will not result in a capital increase or issuance of new shares by the Company, considering that the Company holds all the quotas representing the share capital of ELEB and , therefore, all the assets and liabilities subject to the merger are already reflected in the Company by the equity method.

The referred resolution was approved by a majority of votes, receiving 73.490.556 approvals, 197.438 abstentions and 6.265 rejections.

5. Authorize the Company management to perform all acts required for the achievement and implementation of the merger herein approved.

The referred resolution was approved by a majority of votes, receiving 73.489.927 approvals, 198.387 abstentions and 5.945 rejections.

6. Approve the election of Ms. Patricia Leisnock, finance director, holder of the Identity Card (RG) number 22.565.479-9 SSP/SP and enrolled with the Individual Taxpayer Roll of the Ministry of Economy (CPF/ME) under number 133.012.558-41, with address in the city of São Paulo, State of São Paulo, at Rua Harmonia, 1085, apto. 261, CEP 05435-001, and of Mr. Leonardo José da Silva Neves Gonzaga, accountant, holder of the Identity Card (RG) number 10.852.814-2 – IFP/RJ and enrolled with the Individual Taxpayer Roll of the Ministry of Economy (CPF/ME) under number 071.082.207-33, with address in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Lucio Costa, 3600 / 1604, bloco 04, Barra da Tijuca, CEP 22630-010, to respectively occupy the vacant positions of alternate members of the Company, replacing Ms. Doris Beatriz França Wilhelm and Mr. Luiz Augusto Fraga Navarro de Britto Filho, until the Company Annual General Meeting that will review, discuss and vote on the management accounts and financial statements for the fiscal year ended December 31, 2024.

The alternate members of the Fiscal Council hereby elected shall take office within 30 (thirty) days as of this date, after the signature of the relevant Instrument of Investiture, which shall be drawn up in the Meetings Book of Minutes of the Company Supervisory Board. The alternate member herein elected shall declare, under penalty of the law, that

he/she meets all the requirements set forth in Article 162 of the Brazilian Corporation Law for his/her investiture as an alternate member of the Company Supervisory Board.

The referred proposal was approved by a majority of votes, receiving 68.371.528 approvals, 5.316.752 abstentions and 5.979 rejections.

Closing: There being no further to discuss, the Chairman thanked everyone for attending and adjourned the meeting for the drafting of these minutes, which, having been read and approved, were considered signed by the shareholders who had registered their presence through the electronic platform provided by the Company, in accordance with RCVM 81.

São José dos Campos, November 14, 2024.

Alexandre Gonçalves Silva
Chairman

Fabiana Klajner Leschziner
Secretary

Present Shareholders:

JPMORGAN CHASE BANK
TEMPO CAPITAL
USAA EMERGING MARKETS FUND
SMALLCAP WORLD FUND.INC
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
SCHRODER EMERGING MARKETS FUND (CANADA)
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM
AMERICAN FUNDS INS SERIES NEW WORLD FUND
BLACKROCK INSTITUTIONAL TRUST COMPANY NA
BRANDES GLOBAL EQUITY FUND
BRANDES GLOBAL SMALL CAP EQUITY FUND
CIBC EMERGING MARKETS INDEX FUND
DIMENSIONAL EMERGING MKTS VALUE FUND
RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.
IBM 401 (K) PLUS PLAN
MANAGED PENSION FUNDS LIMITED
AVIVA INVESTORS
PRUDENTIAL TRUST COMPANY
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI
EURIZON CAPITAL S.A.
SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G
RUSSEL EMERGING MARKETS EQUITY POOL
STATE OF CONNECTICUT ACTING T. ITS TREASURER
STATE OF IND PUBLIC EMPL RET FUND
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
TEACHER RETIREMENT SYSTEM OF TEXAS
CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MONETARY AUTHORITY OF SINGAPORE
VANGUARD INVESTMENT SERIES PLC
STATE OF NEW JERSEY COMMON PENSION FUND D
AEGON CUSTODY BV
AMERICAN FUNDS INS SER GL SMALL CAPITALIZ FD
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
FLORIDA RETIREMENT SYSTEM TRUST FUND
RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC
IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF ALASKA RETIREMENT AND BENEFITS PLANS
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
USAA INTERNATIONAL FUND
WEST VIRGINIA INVESTMENT MANAGEMENT BOARD
WASHINGTON STATE INVESTMENT BOARD

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
AWARE SUPER PTY LTD
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
INVESTEC GLOBAL STRATEGY FUND
SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO
BRANDES INSTITUTIONAL EQUITY TRUST
BRANDES INVESTMENT FUNDS PLC
CATERPILLAR INC GROUP INSURANCE P T
CATERPILLAR INC MASTER RETIREMENT T
FORD MOTOR CO DEFINED BENEF MASTER TRUST
INTERNATIONAL MONETARY FUND
LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST
NUCLEAR ELECTRIC INSURANCE LIMITED
ROBUSTA EMERGING MARKETS EQUITY FUND
STICHITING BLUE SKY ACT EQ EM MK GL FUND
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
TEACHERS RETIREMENT SYSTEM OF OKLAHOMA
THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA
ILLINOIS MUNICIPAL RETIREMENT FUND
THE PUBLIC INSTITUITION FOR SOCIAL SECURITY
UTAH STATE RETIREMENT SYSTEMS
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER
PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP
CHEVRON MASTER PENSION TRUST
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
ALASKA PERMANENT FUND
CITY OF NEW YORK GROUP TRUST
VICTORIAN FUNDS MAN C A T F V E M T
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND
THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND
STICHTING PENSIOENFONDS HOOGOVENS
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES
AXIOM INVESTORS TRUST II
TMTBJ TRT OF SCHRODER GLOBAL EMERGING EQUITY MOTHER FUND
UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST
THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND
BRIGHTHOUSE FUNDS TRUST I B/ABERDEEN EMER MARKETS EQU PORTF
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND
BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
MGI FUNDS PLC

CHEVRON UK PENSION PLAN
ISHARES MSCI BRAZIL ETF
ISHARES II PUBLIC LIMITED COMPANY
SPDR SP EMERGING MARKETS ETF
NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY
NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST
DWS EMERGING MARKETS EQUITY FUND AS SERIES OF DEUTSCHE DWS
DWS LATIN AMERICA EQUITY FUND
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
VIRGINIA RETIREMENT SYSTEM
COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
DESJARDINS EMERGING MARKETS FUND
JOHN HANCOCK FUNDS II EMERGING MARKETS FUND
JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST
CANADA PENSION PLAN INVESTMENT BOARD
FUTURE FUND BOARD OF GUARDIANS
BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
ISHARES MSCI BRIC ETF
MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN
PEOPLE S BANK OF CHINA
PUBLIC SECTOR PENSION INVESTMENT BOARD
AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS
CATERPILLAR INVESTMENT TRUST
FEDERATED HERMES GLOBAL ALLOCATION FUND
COLLEGE RETIREMENT EQUITIES FUND
EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD
INVESCO DWA EMERGING MARKETS MOMENTUM ETF
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
ISHARES III PUBLIC LIMITED COMPANY
LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
AMERICAN HEART ASSOCIATION, INC.
RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND
PICTET GLOBAL SELECTION FUND - G G M FUND
NEUBERGER BERMAN EQUITY FUNDS - EMERGING MARKETS EQUITY FUND
NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND
CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F
BRANDES INSTITUTIONAL GLOBAL EQUITY FUND
HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO
CENTRAL PROVIDENT FUND BOARD
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
STICHTING PGGM DEPOSITARY
FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD
SCHWAB EMERGING MARKETS EQUITY ETF
ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO
ISHARES MSCI EMERGING MARKETS ETF

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
HPE COMMON CONTRACTUAL FUND
CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
NAT WEST BK PLC AS TR OF ST JAMES PL GL EMER MKTS UNIT FUND
QSUPER
FIRST TRUST EMERGING MARKETS ALPHADEX FUND
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
ADVISORY RESEARCH INTERNATIONAL SMALL CAP VALUE FUND
NEUBERGER BERMAN INVESTMENT FUNDS PLC
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST
SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST
FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST LATIN AMERICA ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
VICTORY TRIVALENT INTERNATIONAL FUND - CORE EQUITY
TEXAS MUNICIPAL RETIREMENT SYSTEM
HARTFORD EMERGING MARKETS EQUITY FUND
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
ISHARES MSCI ACWI EX U.S. ETF
ISHARES MSCI ACWI ETF
NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND
OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST
OPTIMIX WHOLESALE GLO SMALLER COMP SHARE TRUST
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
LAZARD ASSET MANAGEMENT LLC
MERCER GLOBAL EQUITY FUND
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS
VOYA EMERGING MARKETS INDEX PORTFOLIO
VANGUARD FUNDS PUBLIC LIMITED COMPANY
ARROWSTREET US GROUP TRUST
BRANDES INTERNATIONAL SMALL CAP EQUITY FUND
MERCER EMERGING MARKETS EQUITY FUND
MERCER QIF FUND PLC
SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
ASCENSION ALPHA FUND, LLC
COMMONWEALTH SUPERANNUATION CORPORATION
WCM INVESTMENT MANAGEMENT
WATER AND POWER EMPLOYEES RETIREMENT PLAN
FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND

NINETY ONE FUNDS SERIES IV- EMERGING M. E. F.
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
NINETY ONE EMERGING MARKETS EQUITY FUND
DEUTSCHE INVEST I BRAZILIAN EQUITIES
DWS INVEST LATIN AMERICAN EQUITIES
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
BLACKROCK GLOBAL INDEX FUNDS
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR
MISSOURI EDUCATION PENSION TRUST
FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET
COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
WCM FOCUSED EMERGING MARKETS FUND
EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR
CLINTON NUCLEAR POWER PLANT QUALIFIED FUND
ARR. CAP. IRE. LTD FAOBO ARR. GL. EQ. (GBP) CCF, A SF OACCF
ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF
STATE STREET IRELAND UNIT TRUST
VAUGHAN NELSON EMERGING MARKETS OPPORTUNITIES FUND
SPDR SP EMERGING MARKETS FUND
DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
XTRACKERS (IE) PUBLIC LIMITED COMPANY
PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST
XTRACKERS
THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L
NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND
UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
EURIZON CAPITAL SGR S.P.A
KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I
SANTANDER SICAV
NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST
JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
MDPIM EMERGING MARKETS EQUITY POOL
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
WM POOL - EQUITIES TRUST NO 74
HOSTPLUS POOLED SUPERANNUATION TRUST
GENERAL ORGANISATION FOR SOCIAL INSURANCE
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
ITAU FUNDS - LATIN AMERICA EQUITY FUND
SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND
WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND
NEUBERGER BERMAN TRUST COMPANY N.A. COLLECTIVE INVESTMENT TR
POOL REINSURANCE COMPANY LIMITED

LEGAL GENERAL U. ETF P. LIMITED COMPANY
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I
ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II
ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I
GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA   E M E ETF
GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND
ROCHE U.S. RETIREMENT PLANS MASTER TRUST
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
COLUMBIA EM CORE EX-CHINA ETF
T. ROWE PRICE EMERGING MARKETS DISCOVERY STOCK FUND
THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536
WCM INTERNATIONAL SMALL CAP GROWTH FUND
EAM EMERGING MARKETS SMALL CAP FUND, LP
ARROWSTREET COLLECTIVE INVESTMENT TRUST
BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND
THE BOARD OF THE PENSION PROTECTION FUND
GUIDEMARK EMERGING MARKETS FUND
WM POOL - EQUITIES TRUST NO. 75
FUNDAMENTAL LOW V I E M EQUITY
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND
QSMA1 LLC
ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I
WCM FOCUSED EMERGING MARKETS FUND LP
TELSTRA SUPER PTY LTD T TELSTRA S SHEME
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P
AXIOM INVESTORS ICAV
AXIOM INVESTORS COLLECTIVE INVESTMENT TRUST
ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND
ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND
ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
MULTI-ADVISOR FUNDS GLOBAL EMERGING MARKETS FUND - STEWART I
ISHARES ESG MSCI EM ETF
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
ISHARES IV PUBLIC LIMITED COMPANY
SCHRODER EMERGING MARKET EQUITY FUND
LEGAL & GENERAL ICAV
NUVEEN MULTI-ASSET INCOME FUND
CITY OF MILWAUKEE DEFERRED COMPENSATION PLAN
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
MINISTRY OF ECONOMY AND FINANCE
PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND
TIAA-CREF QUANT INTER SMALL-CAP EQUITY FUND
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
ARROWSTREET (CANADA) GLOBAL SMALL CAP FUND I
CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND
CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

ARROWSTREET INTERNATIONAL EQUITY - EAFE ALPHA EXTENSION FUND
PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD
COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX
BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
ISHARES MSCI EMERGING MARKETS EX CHINA ETF
THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B
EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B
GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC
FRANKLIN LIBERTYSHARES ICAV
VICTORYSHARES USAA MSCI E. M. VALUE M. ETF
THE INCUBATION FUND, LTD.
FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
EAM INTERNATIONAL SMALL CAP FUND, LP
NATIONAL PENSION INSURANCE FUND
MERCER GLOBAL EQUITY ALL COUNTRY WORLD INDEX FUND
MERCER GLOBAL SMALL CAP EQUITY FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
MASSMUTUAL SELECT T. ROWE PRICE INTERNATIONAL EQUI
MERCER GLOBAL SMALL COMPANIES SHARES FUND
COLONIAL FIRST STATE INVESTMENT FUND 50
PARAMETRIC TMEMC FUND, LP
PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
MACKENZIE EMERGING MARKETS FUND
WCM INTERNATIONAL SMALL CAP GROWTH FUND L.P.
ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN)
MSCI EQUITY INDEX FUND B - BRAZIL
MSCI ACWI EX-U.S. IMI INDEX FUND B2
BRIDGEWATER PURE ALPHA STERLING FUND, LTD.
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.
BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.
JNL MULTI-MANAGER INTERNATIONAL SMALL CAP FUND
WEST YORKSHIRE PENSION FUND
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF
ADVISORS I.C.F III.NINETY.O.E.M.EQUITY FUND
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA
ROBECO CAPITAL GROWTH FUNDS
GARD UNIT TRUST
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL
DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C
DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST
MERCER GE INTERNATIONAL EQUITY FUND
NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS
STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE
BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN
MERCER UCITS COMMON CONTRACTUAL FUND
T.ROWE PRICE FUNDS OEIC-EMERGING MARKETS DISCOVERY EQUITY FD
ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM
THE SAUDI SECOND INVESTMENT COMPANY
MOMENTUM GLOBAL FUNDS
SUN LIFE SCHRODER EMERGING MARKETS FUND
ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
TM BRUNEL PENSION PARTNERSHIP ACS - TM BRUNEL EMERGING MARKE
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE
1895 FONDS FGR
GLOBAL ALL CAP ALPHA TILTS FUND
SERIES B-CHANNING EMERGING MARKETS SMALL CAP FUND,
T. ROWE PRICE EMERGING MARKETS DISCOVERY EQUITY PO
T. ROWE PRICE EMERGING MARKETS DISCOVERY STOCK TRUST
SCOTIA EMERGING MARKETS EQUITY FUND
NINETY ONE AUSTRALIA FUNDS - EMERGING MARKETS EQUITY FUND
KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND
LEGAL & GENERAL CCF
VN GROUP INVESTORS, LLC
STICHTING PENSIOENFONDS PGB
THRIFT SAVINGS PLAN
KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3
ISHARES ESG ADVANCED MSCI EM ETF
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
ARROWSTREET EMK ALPHA EXTENSION FUND L.P.
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF
LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND
IMCO EMERGING MARKETS PUBLIC EQUITY LP
BLACKROCK SOLUTIONS FUNDS ICAV
ARROWSTREET EMERGING MARKET TRUST FUND
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.
LGIASUPER TRUSTEE

COLONIAL FIRST STATE INVESTMENT FUND 96
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
EURIZON EMERGING LEADERS ESG 50 - LUGLIO 2026
ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU
WCM COLLECTIVE INVESTMENT TRUST
NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN
EURIZON EMERGING LEADERS ESG 50 - SETTEMBRE 2026
WS WALES PP EMERGING MARKETS EQUITY FUND
STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN
COMMONWEALTH GLOBAL SHARE FUND 16
EURIZON EMERGING LEADERS ESG 50 - NOVEMBRE 2026
NEPC INVESTMENT LLC
EURIZON EMERGING LEADERS ESG 50 - GENNAIO 2027
THE NOMURA TR A BK CO, LTD. A T T O T.ROWE P E M DI EQ MO FD
WISDOMTREE EMERGING MARKETS EX-CHINA FUND
VAUGHAN NELSON GLOBAL EQUITY SMID FUND
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
ISHARES ESG AWARE MSCI EMERGING MARKETS INDEX ETF
THE MULTIPLE ASSETS INVESTMENT COMPANY
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO
THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
RUTGERS, THE STATE UNIVERSITY
JANA DIVERSIFIED GLOBAL SHARE TRUST
MULTI SERIES WHOLESALE INTERNATIONAL EQUITIES TRUST
MBB PUBLIC MARKETS I LLC
SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF
1290 FUNDS - 1290 LOOMIS SAYLES MULTI-ASSET INCOME FUND
PUBLIC EMPLOYEES' LONG-TERM CARE FUND
WCM FOCUSED EMERGING MARKETS EX CHINA FUND
VOYA VACS INDEX SERIES EM PORTFOLIO
PANAGORA DYNAMIC FLEXIBLE EMERGING MARKET FUND
AMERICAN BEACON EAM INTERNATIONAL SMALL CAP FUND
EAM GLOBAL SMALL COMPANIES FUND
FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL
FACTORY MUTUAL INSURANCE COMPANY
BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS
BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH FO
STICHTING DEPOSITARY APG EME MULTI CLIENT POOL
BRIDGEWATER PURE ALPHA EURO FUND, LTD.
EWP PA FUND, LTD.
MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND
INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG
STICHTING PENSIOENFDSVOOR DE WONINGCORPOR.
MOTOR TRADES ASSOCIATION OF AUSTRALIA SUPERANNUATION F P L
MACKENZIE EMERGING MARKETS EX-CHINA EQUITY FUND
POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS

THRIFT SAVINGS PLAN
COLONIAL FIRST STATE INVESTMENT FUND 121
SPDR S&P EMERGING MARKETS EX-CHINA ETF
COLONIAL FIRST STATE INVESTMENT FUND 122
REID S BAUMAN
AUSCOAL SUPERANNUATION PTY LTD AS TRUSTEE FOR M S F
AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER
AVIVA LIFE PENSIONS UK LIMITED
BK OF BER (GUE) LMT AS TR SCHO INT DV MKT FD
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
CAPITAL INTERNATIONAL FUND
H.E.S.T. AUSTRALIA LIMITED
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
ARROWSTREET GLOBAL EQUITY FUND
NEW WORLD FUND, INC.
NEW YORK STATE COMMON RETIREMENT FUND
NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND
SAS TRUSTEE CORPORATION POOLED FUND
SBC MASTER PENSION TRUST
SCHRODER GLOBAL EMERGING MARKETS FUND
SCHRODER GLOBAL EMERGING MARKETS FUND (AUSTRALIA)
SCHRODER INTERNATIONAL SELECTION FUND
SCHRODER INTL SELECTION FD-EMERGING MKTS
SCHRODER LATIN AMERICAN EMERGING MARKETS FUND
STATE OF WYOMING
STICHTING PENSIOENFONDS MEDISCH SPECIALISTEN
STICHING PENSIOENFONDS VOOR HUISARTSEN
T ROWE PRICE FUNDS SICAV
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST
THE CHURCH COMMISSIONERS FOR ENGLAND
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F
BEST INVESTMENT CORPORATION
BEST INVESTMENT CORPORATION
CARMIGNAC PORTFOLIO - EMERGING DISCOVERY
SABADELL EMERGENTE MIXTO FLEXIBLE, FI
UNISUPER
M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND
AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF
IT NOW IBOVESPA FUNDO DE ÍNDICE
IT NOW IGCT FUNDO DE INDICE
IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE
ITAU CAIXA ACOES FI
ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA
ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL
ITAU IBOVESPA ATIVO MASTER FIA
ITAU INDEX ACOES IBRX FI
ITAU PHOENIX ACOES FI
ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ BALANCEADO ATIVO FMP - FGTS CARTEIRA LIVRE
ITAÚ IBRX ATIVO MASTER FIA
ITAÚ INDEX AÇÕES IBOVESPA FI
ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO
ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO
ITAÚ PREVIDÊNCIA IBRX FIA
ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO
FIDELITY UCITS ICAV - FIDELITY SUST
AMUNDI ESG GLOBAL LOW CARBON FUND
AMUNDI INDEX SOLUTIONS
PRIVILEDGE
STICHTING BEDRIJFSTAKPENSIOENFONDS V H S, A,ENGLASZETBEDRIJF
BNDES PARTICIPACOES S/A - BNDESPAR
CLUBE DE INVESTIMENTO DOS EMPREGADOS DA EMBRAER - CIEMB
ALEXANDRE GONÇALVES SILVA

Annex I

to the Minutes of the Extraordinary General Meeting held on November 14, 2024

Appraisal Report

Appraisal report of the accounting net equity calculated through the accounting books

To the Management and Shareholders

Embraer S.A.

Forvis Mazars Auditores Independentes- Sociedade Simples, headquartered in the city of Campinas, at Av. Coronel Silva Teles, 1002 - Suite 54 – 5th Floor, ZIP: 13024-001, registered in the National Registry of Legal Entities of the Ministry of Finance under No. 07.326.840/0004-30, registered with the Regional Accounting Council of the State of São Paulo under No. CRC 2SP023701/O-8, represented by its undersigned partner, Mrs. Franciane Heloise Moraes Messias, accountant, holder of RG No. 33.675.270-2, registered with the CPF under No. 224.428.548-05 and with the Regional Accounting Council of the State of São Paulo under No. SP262973/O-6, resident and domiciled in Campinas - SP, with office at the same address as the represented company, appointed by the management of **Embraer S.A**., to proceed with the assessment of the accounting net equity of **ELEB Equipamentos Ltda**. on May 31, 2024, in compliance with the accounting practices adopted in Brazil, summarized in Annex I, presents the result of its work below.

Assessment objective

The assessment of the accounting net equity on **May 31, 2024 of ELEB Equipamentos Ltda**., aims to subsidize the merger, by **Embraer S.A.**, of its wholly-owned subsidiary **ELEB Equipamentos Ltda**. ("Company").

Management liability regarding accounting information

The Company management is liable for the bookkeeping and preparation of accounting information in compliance with the accounting practices adopted in Brazil, and also for the relevant internal controls that it has determined as necessary to enable the preparation of such accounting information free from material misstatement, regardless if caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in annex I of the appraisal report.

Scope of the work and liability of the independent auditor

Our liability is to express a conclusion on the book value of **ELEB Equipamentos Ltda** net equity, on May 31, 2024, based on the work conducted in compliance with the 2002 CTG Technical Communication, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures in the balance sheet for the issuance of an appraisal report. Therefore, we examined the Company balance sheet in compliance with the applicable accounting standards,

which require that the accountant complies with ethical requirements and that the work is planned and executed with the objective of obtaining reasonable assurance that the accounting net equity calculated for the preparation of our appraisal report is free of material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts accounted for. The selected procedures depend on the judgment of the accountant, including the risks assessment of material misstatement in net equity, regardless if caused by fraud or error. In this risk assessment, the accountant considers the relevant internal controls to the preparation of the Company balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of those internal controls of the Company. The work also includes the adequacy assessment of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the obtained evidence is sufficient and appropriate to support our conclusion.

Conclusion

Based on the work developed, we conclude that the amount of R$ 959,740,499.93 (nine hundred and fifty-nine million, seven hundred and forty thousand, four hundred and ninety-nine reais and ninety-three cents) of the assets and liabilities shown below, as stated in the balance sheet on May 31, 2024, recorded in the accounting books, represents, in all material aspects, the net equity of **ELEB Equipamentos Ltda**. on the base date of May 31, 2024, assessed in compliance with the accounting practices adopted in Brazil.

Campinas, July 15, 2024.

Forvis Mazars Auditores
Independentes S.S. CRC
2SP023701-O-8

Franciane Heloise Moraes
Messias Accountant CRC
SP262973/O-6

ANNEX 1

NET EQUITY OF ELEB EQUIPAMENTOS LTDA.

The accounting net equity of **ELEB Equipamentos Ltda.**, subject to assessment, was determined based on the Company balance sheet on the base date of May 31, 2024 and comprises the accounting balances as follows:

Values expressed in thousands of reais	**May 31, 2024**
	Book balance
Assets	
Current	
Cash and cash equivalents	84,146
Accounts receivable from customers, net	15,228
Accounts receivable from related parties	60,150
Contract assets	1,792
Inventories	478,660
Tax Credit	20,391
Other assets	6,292
	666,659
Non-current	
Tax Credit	52,100
Other assets	26,099
Fixed assets	169,716
Intangible assets	320,490
Right of use	12
	568,417
Total assets	**1,235,076**
Current Liabilities	
Suppliers	94,899
Suppliers – Forfait	4,124
Accounts Payable – related parties	2,539
Payable taxes and payroll taxes	15,592
Lease liability	15
Profit sharing	4,554
Miscellaneous provisions	5,532
Deferred revenue	583
Other accounts payable	13,778
	141,616
Non-Current	
Accounts Payable	6,584
Payable taxes and payroll taxes	231
Miscellaneous provisions	19,206
Deferred income tax and social contribution	106,680
Deferred Revenue	1,019

	133,720
Net equity	
Share capital	450,034
Capital reserve	624
Cumulative conversion adjustments	406,812
Other comprehensive income	(1,663)
Retained earnings	103,933
Total net equity	**959,740**
Total liabilities and net equity	**1,235,076**

ELEB Equipamentos Ltda., focus is to develop and produce a diverse range of products for aeronautical application, such as landing gear systems, hydraulic actuators, electro-hydraulic valves, hydraulic reservoirs, pylons, among others. **ELEB Equipamentos Ltda**. participates in the complete cycle of equipment, from its design and development, to testing, certification, manufacturing and after-sales support.

Embraer S.A. investment in the Company, a wholly-owned subsidiary of **Embraer S.A**., is recognized by the equity equivalence method from the date when control was acquired. According to this method, the financial share in the subsidiaries are recognized in the financial statements at acquisition cost, and are periodically adjusted by the amount corresponding to the Company share in the net results against an operating income account. The table below shows the investment recorded by **Embraer S.A**. related to the share in the Company:

Wholly-owned subsidiary – ELEB Equipamentos Ltda.	**In reais**
Number of shares of the share capital	450,033,708.00
Number of shares of the share capital held by **Embraer S.A**.	450,033,708.00
Shareholding percentage	100%
Investment recorded on May 31, 2024 (in Brazilian reais)	**959,740,499.93**

Summary of the main accounting practices adopted

by the Company

PRESENTATION OF FINANCIAL STATEMENTS

Financial statements were prepared and are presented in compliance with the accounting practices adopted in Brazil, including the accounting pronouncements issued by the Accounting Pronouncements Committee (CPC), and show all the relevant information contained in the financial statements, and only them, which are consistent with those used by administration in their management.

Preparation base

Financial statements have been prepared on the basis of historical cost (except where the item required a different criterion) and, where applicable, adjusted to reflect the assets and liabilities assessment measured at fair value in the subsequent measurement.

The preparation of the financial statements requires the use of certain estimates, judgments and assumptions, which require the Management judgement for the application of the Company accounting practices. Areas involving a high degree of judgment or complexity, or areas in which assumptions and estimates are relevant to the preparation of the financial statements and are described in the Estimates, Judgments and Assumptions section.

MAIN MATERIAL ACCOUNTING PRACTICES

The following are the relevant accounting practices adopted in the preparation of these financial statements.

1. Functional currency

The Company functional currency is the U.S. dollar ("US$" or "dollar"), which is the currency of its main economic operating environment, based on the following indicators:

- Currency that most influences the goods and services prices. This is the currency that the sale price of its goods and services are expressed and settled;
- Currency of the country which competitive forces and regulations most influence business;
- Currency that most influences the costs of supplying products or services, that is, the currency that costs are normally expressed and settled;
- Currency in which funds from financing activities are normally originated and the funds generated by operating activities are accumulated.

2. Financial Statement Presentation Currency

In compliance with Brazilian law, these financial statements are presented in reais ("R$"). All balances have been rounded to the nearest thousand, unless otherwise noted.

These financial statements have been converted into the presentation currency using the following criteria:

- Assets and liabilities at the exchange rate in force on the balance sheet date;
- Comprehensive income, statement of cash flows and value added at the average monthly exchange rate; and
- Net equity items at the exchange rate on the date of its formation.

Exchange rate variations arising from the conversion of the financial statements from the functional currency into the presentation currency are recognized in other

comprehensive income.

3. Transactions in foreign currencies

Foreign currency transactions are converted into functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary assets and liabilities denominated and assessed in foreign currencies on the balance sheet date are reconverted to the functional currency at the exchange rate on that date. Adjustments resulting from this conversion are recognized in the income statement as net monetary and exchange rate variations.

Advances received from customers and those paid to suppliers as an advance consideration for goods or services in foreign currency are converted on the transaction date and are not updated subsequently.

4. Cash and cash equivalents

Cash and cash equivalents comprise cash, bank deposits and other investments with high liquidity and original maturities of up to 90 days from the date of contracting and subject to negligible risk of change in value.

Invested funds that do not meet the definition of cash and cash equivalents are shown as financial investments.

5. Financial instruments

Initial recognition and measurement

Customer receivables are initially recognized on the date they were originated. All other financial assets and liabilities are recognized initially when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is an accounts receivable from customers without a significant financing component) or financial liability is initially measured at fair value, plus or minus, for an item not measured at fair value through profit or loss ("FVPL"), the transaction costs that are directly attributable to its acquisition or issuance. An accounts receivable from customers without a significant financing component is initially measured at the price of the transaction.

Classification, subsequent measurement and de-recognition

a) Financial assets

Financial assets are initially measured at fair value, plus transaction costs attributable to their acquisition or issuance, except for instruments measured at fair value through profit or loss, for which these costs are recognized immediately in profit or loss.

The Company classifies financial assets as measured at amortized cost only if both

criteria are met:

- The financial asset is kept within a business model which objective is to receive the contractual cash flows; and
- The contractual terms generate, on specific dates, cash flows that are only related to the payment of principal and interest on the outstanding principal amount.

Financial assets are de-recognized when the contractual rights to receive the cash flows of the asset expire or are transferred in a transaction in which substantially all of the risks and benefits of ownership of the financial asset are transferred by the Company.

Business model assessment

The Company evaluates the purpose of the business model for the financial assets management as part of the accounting classification of the instruments. The considered factors are:

- The current financial policy and the objectives stipulated for the portfolio management, which includes assessing whether the strategy is focused on obtaining contractual interest income, maintaining a certain interest rate profile, the relationship between the duration of financial assets and related liabilities, expected cash outflows, or the realization of cash flows through the sale of financial assets;
- How the portfolio performance is evaluated and reported to Management;
- Risks that affect business model performance and how they are managed; and
- The frequency, volume, and timing of asset sales in previous periods, the reasons for such transactions, and future expectations.

Assessment whether contractual cash flows are principal and interest payments

To assess whether contractual cash flows are exclusively principal and interest payments, principal is defined as the fair value of the financial asset at initial recognition, and interest as a consideration for the money value over time, for the credit risk associated with the principal amount outstanding during contractual terms, other risks and general borrowing costs, and also a markup on the transaction.

This assessment is made by considering the contractual terms of the financial assets, which includes, in addition to the assessment of whether the contractual cash flows are exclusively principal and interest payments, the existence of terms that could change the timing or value of the contractual cash flows that would not meet the definition, including: contingent events, terms that can adjust contractual rates, prepayment and the extension of terms, and terms that limit access to cash flows of specific assets.

b) Financial liabilities

The Company classifies its financial liabilities in the category of measured at amortized cost. Variations in financial liabilities measured at amortized cost, including interest and exchange rate variation, are recognized in the income statement for the period under the heading of net financial revenues, except for exchange rate variation recognized as net monetary and exchange rate variations.

Financial liabilities are de-recognized when contractual obligations are withdrawn, cancelled or expired. The difference between the extinguished book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the result of the year.

6. Accounts receivable from customers

When making a sale, the Company evaluates its collection period. If the sale amount is not received immediately, it will be recognized in accounts receivable. The amount receivable for a credit sale is adjusted to present value when applicable, identifying an interest rate compatible with the market at the time of the sale and applying it to the amount receivable according to the collection period. The Company understands that there is no significant financing component in customer accounts receivable.

Expected credit losses are recognized using real experiences of credit losses verified in recent years and monitoring of prospective trends in the markets and segments in which the Company operates. The evaluated factor is applied to measure the expected losses and recognition in the result of the year. The methodology data are periodically monitored and reviewed in view of the economic circumstances and the markets in which the Company operates. On May 31, 2024, the expected loss factor is 0.84% (0.84% on December 31, 2023).

7. Inventories

Inventories are basically composed of raw materials, products in progress, goods in transit, and finished products. The inventory of raw materials is recognized by the acquisition cost. The products in progress are composed of raw materials, direct labor, other direct costs and general manufacturing expenses. When completed, these products are recognized as finished products.

The assessment method of raw material inventories is the moving weighted average. Inventories are assessed at cost or net realizable value, among the two the lesser.

A provision for potential losses is constituted when, based on Management estimate, items are defined as obsolete or stockpiled in quantities greater than those to be used in the projects. Imports in progress are shown at the cumulative cost of each import.

8. Fixed assets

Fixed assets are measured at historical acquisition or construction cost, less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated by the linear method based on the estimated useful life of the items. The estimated useful life of the assets is reviewed at each balance sheet

date and adjusted if appropriate. Land is not depreciated.

Subsequent costs are capitalized only when future economic benefits associated with the expenditures are likely to flow and can be safely measured.

Below is a summary description of the items that make up the fixed assets:

a) **Buildings and improvements on land –** buildings mainly comprise factories, engineering departments and offices, while improvements include parking lots, streets, water and sewage network.

b) **Facilities –** comprise the auxiliary industrial facilities that directly or indirectly support the Company industrial operations, and also facilities in the engineering and administrative areas.

c) **Machinery and equipment –** comprise machinery and other equipment directly or indirectly used in the manufacturing process.

d) **Furniture and utensils –** mainly comprise furniture and utensils used in the production, engineering and administrative areas.

e) **Vehicles –** mainly comprise industrial vehicles and automobiles.

f) **Computers and peripherals –** comprise computer equipment mainly used in the production, engineering and administrative process.

9. Intangible assets

a) Development

Research expenses are recognized as expenses when incurred, while project development expenses, composed mainly of product development expenses, including drawings, engineering projects, prototype construction projects, are recognized as intangible assets when it is likely that the projects will generate future economic benefits, considering their commercial and technological viability, availability of technical and financial resources, and only if the cost can be reliably measured.

Capitalized development expenses are amortized from the moment the benefits begin to be generated based on the delivery of landing gears that are estimated to be sold in the implementation of each project, with the amortized amounts being appropriated to the production cost. The amortization quota revision is performed at least annually.

In the case of stalled projects or those which realization is considered unlikely, deferred expenses are written off or reduced to the estimated net recovery value.

b) Computer programs (software)

This group of assets is made up of the acquired licenses of computer programs. Expenses associated with software maintenance are recognized as expenses when incurred. Expenses directly associated with software controlled by the Company and which are likely to generate economic benefits greater than costs for more than one year are recognized as intangible assets.

Amortization is calculated by the linear method based on the estimated useful life of the items (5 years).

10. Impairment of non-current assets

Fixed assets and intangible assets with a defined useful life are analyzed by the Company, at the end of the year, to assess whether there are indicators that their book value may not be recoverable, aiming to carry out the impairment test.

For impairment testing, assets are grouped into Cash Generating Units ("CGU"), considering the Company business model and how the generated cash flows are tracked. In general, CGUs are defined according to the product lines and services produced by the Company.

The Company applies the concept of value in use using the expected and traditional cash flow approaches, discounted to present value by the weighted average cost of capital ("WACC"). The cash flow projection for each CGU takes into account the Company Strategic Plan for the medium and long term, prepared based on all the characteristics and expectations of the business.

An impairment loss is recognized if the book value of the asset or CGU exceeds its recoverable amount. Impairment losses are recognized in the profit or loss statement as other operating expenses.

For the year ended December 31, 2023, the impairment tests did not identify scenarios of devaluation or reversal of impairment losses.

11. Product warranties

Warranty expenses are recognized at the time of the products sale based on the estimated amounts to be incurred during the warranty period, through the application of a percentage of the sale price of the landing gears and other equipment, which take into account the history of expenses with these warranties.

The warranty coverage period ranges from 3 to 72 months. The reversal of unused amounts is performed when the period is expired.

In some cases, the Company is required to make non-recurring modifications to the product due to the requirement of aeronautical certification authorities, and the anticipated costs are accrued when the new requirements are made.

The Management periodically monitors the history of use and evolution of the product

warranty, and if appropriate, revises the estimate.

The provision for product warranties is recognized against the cost of sold products and provided services in the profit or loss statement.

12. Provisions, contingent assets and liabilities, legal obligations and judicial deposits

Provisions are recognized taking into account the opinion of legal advisors, the nature of the actions, similarity with previous processes, complexity and the positioning of courts. Whenever the loss is assessed as probable, which would cause a probable outflow of funds for the settlement of obligations and when the amounts involved are measurable with sufficient certainty, the provision is recognized. Provisions for labor claims are recognized based on the historical percentage of disbursements for each claim. The amounts accrued reflect the best estimate that the Company has to measure the outflow of funds that is expected to occur.

A contingent liability is a possible obligation that results from past events and which existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully under the control of the entity; or a present obligation that results from past events but is not recognized because it is not likely that an outflow of funds incorporating economic benefits will be required to settle the obligation or the value of the obligation cannot be measured with sufficient reliability.

Legal obligations arise from tax obligations that have been challenged regarding their legality or constitutionality, and which amounts are fully recognized in the financial statements.

For environmental provisions, the Company maintains constant monitoring of any environmental impacts that its processes may cause. When deviations are found between the Company parameters and those established by the applicable legislation, corrective actions are planned and measured, and a provision is constituted considering all the amounts necessary for the desired recovery.

Judicial deposits, presented as other assets, are monetarily adjusted.

The amount recorded in the provisions is considered sufficient to cover the estimates of any losses to the Company.

13. Employee benefits

a) Defined contribution plan

The Company sponsors a closed-end defined contribution pension plan, which is managed by EMBRAER PREV – Complementary Pension Society.

In this plan, the Company obligation is restricted to a monthly contribution linked to a pre-defined percentage of the employees' compensation.

Contributions to defined contribution plans are recognized in the profit or loss statement as personnel expenses when the related services are provided by employees.

b) Post-employment medical benefit

The Company provides post-employment health care benefits to its employees, including their dependents. The expected costs of this benefit are recognized during the years of service provided by employees and measured based on actuarial studies, which main premises are:

- Discount rate: defined based on Brazilian government bond rates.

- Growth rate of medical costs: represents the increase in the value of medical plans and is not applied in a linear way, as companies historically tend to carry out actions aimed at reducing costs, or even changing the health plan provider.

- Aging factor: measures the increase in the use of health plans on the basis of the population aging.

- Mortality table: the RP-2000 Generational table provided by the Society of Actuaries is used, which shows the mortality rate by age group and gender.

- Probability of retirement: estimate of the probability of retirement by age group.

- Dismissal rate: the T-3 Service table provided by the Society of Actuaries is used, which shows the average dismissal rate of employees by age group.

The re-measurements of the provision are recognized in other comprehensive income, net of taxes, to the extent that there are updates to assumptions and in the result when it refers to a movement in the costs of the benefit plan in force or the occurrence of any changes in the contractual characteristics of the plan.

Both the calculation, which uses the projected unit credit method, and the assumptions related to this provision are reviewed annually by qualified independent actuaries.

c) Profit sharing

The Company grants profit sharing to its employees, upon the achievement of goals established in their relevant action plans agreed at the beginning of each year. The amount approved by the current policy is equivalent to a percentage of a nominal salary of each employee associated with the fulfillment of individual and corporate goals.

On a monthly basis, the amounts calculated by applying 1/12 (one twelfth) of the percentage according to the Company payroll are provisioned and recognized in the result as a cost or expense, depending on the function that each employee performs.

The Company advances 40% of the amount due as profit sharing in the 4th quarter of

the year under calculation. After the effective calculation of the results obtained, the payment of the residual amount is made until April of the following year.

14. Profit distribution

The proposal to distribute profits to the shareholders is recognized as a liability in the financial statements at the end of the year, based on the articles of incorporation. At the Ordinary Meeting of Partners, the distribution and payments of dividends in the amount of R$ 82,060 in 2023 (R$ 42,923 in 2022) were approved. In addition, the distribution of dividends in the amount of R$ 70,000 in 2024 was approved, referring to the profit calculated in 2023. This amount will be distributed in two moments, with the amount of R$ 55,000 to be distributed by 07/31/2024 and R$ 15,000 to be distributed by 12/31/2024.

15. Income tax and social contribution

Income tax and social contribution expenses comprise current and deferred income taxes and social contributions. Current tax and deferred tax are recognized in the profit or loss statement unless they are related to items directly recognized in net equity or other comprehensive income.

Income tax and social contribution for the current and deferred fiscal year are calculated based on the rates of 15%, plus an additional 10% on excess taxable income of R$ 240 for income tax and 9% on taxable income for social contribution on net income.

Deferred income tax is recognized on the temporary differences between the tax and accounting bases of assets and liabilities.

For the recognition of deferred tax assets arising from temporary differences and tax losses, the Company evaluates the expectation of generating future taxable profits against which these temporary differences and accumulated tax losses would be offset.

Deferred income taxes on assets and liabilities are offset when there is a legal right and intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority. Therefore, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, rather than net.

16. Share-based compensation

The Executive Compensation Policy determines that part of the compensation of its executives is granted in the form of a Long-Term Incentive (LTI) applicable to statutory directors, officers and key employees, and has the following main objectives:

(i) maintain and attract highly qualified people to Embraer Group;

(ii) ensure that people who can contribute to the best performance of Embraer

Group have the right to participate in the result of their contribution;

(iii) in addition to ensuring the continuity of Embraer Group management by aligning the interests of the executives with those of the shareholders.

As a form of LTI, the Company offers share-based payment plans settled on cash or equity instruments.
The Company recognizes in the result (cost or expense, according to the participant role) the fair value of the shares, calculated on the granting date, on a linear basis during the period when the participants unconditionally acquire the right to receive shares or payment, in return for: net equity for plans exercisable in shares or liabilities (accounts payable) for plans exercisable in cash.

Liabilities are re-measured at each balance sheet date and on the settlement date, based on the market value of the shares. Changes in the fair value of the share are recognized in the financial statement.

17. Revenue recognition from customer contracts

Revenue is measured based on the consideration received or which the Company expects to receive for the sale of products and services in the normal course of activities. Revenue is presented net of taxes, returns, rebates and discounts.

a) Revenues from the sale of components and services

Sales revenues are recognized when control of the promised goods is transferred to the customer, i.e. when all the recognition conditions are fulfilled, usually this occurs at the time of delivery to the customer or shipment.

The average period of contracts receipt for the sale of parts is 30 days after the asset control transfer to the customer.

b) Revenues from long-term contracts

In the Defense & Security segment, revenue is recognized over time, as control over the produced goods is transferred to the customer over time. The Company transfers control over time when:

- The customer simultaneously obtains and uses the benefits resulting from the Company performance as it is delivered.

- The Company performance results in the creation or improvement of assets under the customer control as those assets are developed or improved.

- The entity performance does not generate an asset with significant alternative use, and the Company has an enforceable right to receive payment for work completed to date, in the event of the contract termination for the convenience of customers.

Part of the revenue from these contracts is measured according to the percentage of completion method ("PoC method"), i.e., the contracted revenue is multiplied by the

percentage calculated in relation to the total estimated costs for the conclusion of the contracts.

The adequacy of revenue recognition for long-term contracts in the Defense & Security segment is based on Management best estimates of total estimated costs as they become evident.

The Company understands that the cost incurred method provides the most reliable basis for estimating the progress of contracts which revenues are recognized over time.

There is no significant funding component in long-term Defense & Security contracts. The receipt deadlines are substantially aligned with the stages of execution and delivery of each contract, agreed between the Company and the customers, so there is no expectation of either party to finance the other.

c) Contract assets

Contract assets are related to the Company rights to consideration for work completed and not invoiced on the date of the financial statements, primarily long-term Defense & Security contracts, which are measured on a percentage of completion of the performance obligation and net of any expected credit loss. Contract assets are transferred to customer receivables when the entitlements become unconditional.

RELEVANT ACCOUNTING ESTIMATES AND CRITICAL ACCOUNTING JUDGMENTS

In preparing these financial statements, Management has used judgments and estimates that affect the application of the Company accounting practices and the reported amounts of assets, liabilities, revenues and expenses. Therefore, variables and assumptions derived from past experiences and other factors considered relevant were used. Actual results may differ from these estimates. Estimates and assumptions are reviewed on an ongoing basis and their effects are prospectively recognized.

a) Product warranties

Warranty expenses related to landing gears and other equipment are recognized when they are delivered based on the estimated amounts to be incurred. These estimates are based on historical factors that include, but are not limited to, warranty claims and related repair and replacement costs, warranty given by suppliers, and contractual period of coverage.

b) Impairment of assets

Non-current assets held for use are subject to an impairment assessment if the facts and circumstances indicate that the book value is not recoverable based on the greater between the asset discounted future cash flows or net sale value. The Company Cash Generating Units (CGU) were defined, and are reviewed annually,

according to the various families of Embraer S.A. aircraft. (Parent company and main customer).

The Company uses a number of assumptions in determining discounted cash flow at present value, including forecasts of future cash flows, which are based on Management best estimate of future sales and operating costs, mainly in compliance with existing firm orders, expected future orders, contracts with suppliers and general market conditions.

Changes in these forecasts may significantly alter the value of impairment, if any.

The net book values of the corresponding assets are adjusted when the recoverable amount is less than the book value. To date, these analyses have not indicated the need to recognize any impairment loss.

* * *

This annex is an integral and inseparable part of the appraisal report of the accounting net equity of **ELEB Equipamentos Ltda**, on the base date of May 31, 2024, issued with the purpose of subsidizing the merger, by **Embraer S.A**., of its wholly-owned subsidiary **ELEB Equipamentos Ltda**. ("Company").

* * *

Annex II
to the Minutes of the Extraordinary General Meeting held on November 14, 2024
Protocol and Justification

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ELEB EQUIPAMENTOS LTDA. BY EMBRAER S.A.

This private instrument is signed by the administrators of the companies indicated below:

(a) **EMBRAER S.A.**, a publicly-held company, headquartered in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 2,170, Putim, ZIP CODE 12227-901, registered with the CNPJ/MF under No. 07.689.002/0001-89 ("EMBRAER"); and

(b) **ELEB EQUIPAMENTOS LTDA.**, a limited liability company, headquartered in the city of São José dos Campos, State of São Paulo, at Rua Itabaiana, No. 40, Jardim Petrópolis, ZIP CODE 12237-540, registered with the CNPJ/MF under No. 55.763.775/0001-00 ("ELEB").

EMBRAER and ELEB are hereinafter also referred to individually as "Party" and jointly the "Parties".

The Parties **RESOLVE** to undersign, pursuant to articles 223 et seq. of Law No. 6,404/76 ("Brazilian Corporation Law"), this Protocol and Justification of ELEB Equipamentos Ltda. by Embraer S.A. ("Protocol"), which aims to establish the terms, conditions and justification for the merger of ELEB by EMBRAER ("Merger"), which will be submitted in due course to the shareholders of EMBRAER and the sole shareholder of ELEB.

1. COMPOSITION OF THE SHARE CAPITAL OF THE COMPANIES INVOLVED

1.1 ELEB's share capital. On this date, ELEB's share capital, fully subscribed and paid up, is R$ 450,033,708.00, divided into 450,033,708 shares, with a nominal value of R$ 1.00 each, all owned by EMBRAER.

1.2 EMBRAER's share capital. On this date, EMBRAER's share capital, fully subscribed and paid up, is R$ 5,159,617,052.42, divided into 740,465,044 registered common shares, of which one is a special class common share, all without par value.

2. DESCRIPTION AND JUSTIFICATION OF THE MERGER

2.1 Object. The Protocol establishes the terms and conditions of the Merger, which will be performed with the transfer and absorption of all assets and liabilities of ELEB by EMBRAER, with the consequent extinction of ELEB and succession of all its rights and obligations by EMBRAER, according with the article 227 of the Brazilian Corporation Law and article 1,116 of Law No. 10,406/2002 ("Civil Code"), to be submitted to the deliberation of EMBRAER General Meeting, as well as approved by the resolution of ELEB's sole shareholder, in accordance with the Brazilian Corporation Law and the Civil Code.

2.2 Reasons and Justifications. The Merger of ELEB by EMBRAER aims to promote operational, administrative and financial efficiency, as well as simplifying EMBRAER's corporate structure, with greater use of the synergies between EMBRAER and ELEB, generating financial and commercial benefits for the companies involved, in addition to reducing operating costs for EMBRAER.

3. ASSESSMENT CRITERIA, TREATMENT OF EQUITY VARIATIONS AND APPOINTMENT OF THE SPECIALIZED COMPANY

3.1 Assessment Criteria. In compliance with article 224, item III, of the Brazilian Corporation Law, the valuation criterion for ELEB's equity, for the purposes of the Merger, will be the book value of its assets and liabilities, through ELEB's accounting books, on the base date of May 31, 2024 ("Base Date").

Considering that, on this date, the entire share capital of ELEB is owned by EMBRAER and the net equity of ELEB is fully reflected in the net equity of EMBRAER as a result of the application of the equity method, in accordance with the decision handed down within the scope of SEI Process No. 19957.011351/2017-21, the provisions regarding the preparation of the calculation of the replacement ratios of ELEB's shares, pursuant to article 264 of the Brazilian Corporate Law, are not applicable, and it will not be necessary to adopt specific measures aimed at complying with the fiduciary duties of EMBRAER's managers, pursuant to CVM Guidance Opinion No. 35.

3.2 Specialized Company. For the purposes of the Merger presented herein, EMBRAER's management hired **Forvis Mazars Auditores Independentes - Sociedade Simples**, headquartered in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Suite 54, 5th floor, ZIP 13024-001, registered with the

CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Council of the State of São Paulo under No. CRC 2SP023701/O-8 ("Specialized Company"), to proceed with the assessment of ELEB net equity to be absorbed by EMBRAER as a result of the Merger, according to the appraisal report that constitutes **Annex I** to this Protocol ("Appraisal Report").

3.3 Absence of Conflict. The Specialized Company declared that there is no conflict or communion of interests, actual or potential, with EMBRAER, or even regarding the Merger itself, that could prevent or affect the preparation of the Appraisal Report requested to them, for the purposes of the transaction herein presented.

3.4 ELEB Net Equity. The value of ELEB net equity, on the Base Date, is R$ 959,740,499.93.

3.5 Treatment of Subsequent Equity Variations. Any equity variations calculated between the Base Date and the date of the effective Merger will be appropriated by Embraer, properly recorded in the relevant accounting books, and the corresponding balances will be reflected in EMBRAER balance sheet after the Merger approval.

3.6 Assets and Rights. The assets, rights and obligations of ELEB to be transferred to EMBRAER as a result of the Merger are those described in the relevant Appraisal Report.

4. MERGER OF ELEB AND ITS EFFECTS

4.1 Changes in EMBRAER Net Equity. As a result of the Merger, the value of EMBRAER net equity will not change, since the equity to be transferred to EMBRAER is already reflected in its net equity, as a result of the equity equivalence method.

4.2 Substitution Ratio. Whereas: (i) ELEB is a wholly-owned subsidiary of EMBRAER; and (ii) there will be no capital increase or the issuance of new shares by EMBRAER as a result of the Merger, there will be no substitution ratio between ELEB quotas and EMBRAER shares.

4.3 Absence of Capital Increase. The Merger will not result in an increase or reduction in EMBRAER share capital, since, on this date, EMBRAER holds all the quotas representing the share capital of ELEB, and, therefore, all the assets and liabilities subject to the Merger are already reflected in EMBRAER by the equity equivalence method.

4.4 Absence of Change in the Corporate Object. EMBRAER's corporate object will also not be changed by the fact that the Parties have similar corporate objects, and ELEB does not perform any activity other than those already included in EMBRAER's corporate object.

4.5 Absence of Modification of Rights. The rights (or political and patrimonial advantages) granted to the shares issued by EMBRAER will not be changed as a result of the Merger.

4.6 Absence of Amendment to Embraer's Bylaws. In view of the provisions of the items 4.3, 4.4 and 4.5 above, EMBRAER's Bylaws will not be subject to any amendment as a result of the Merger.

4.7 Right of Withdrawal. Since all the shares representing ELEB's share capital are held by EMBRAER, there will be no right of withdrawal for ELEB's shareholders, under the terms of article 1.077 of the Civil Code.

4.8 Extinction of ELEB. The Merger shall be effective as of January 1, 2025, with ELEB's extinction by operation of law, ceasing its legal existence and being succeeded by EMBRAER in all its assets, rights and obligations.

5. CORPORATE APPROVALS

5.1 Corporate Approvals. The implementation of the Merger, under the terms and conditions outlined in this Protocol, will depend on the accomplishment of the following acts, all interdependent:

(i) EMBRAER's Extraordinary General Meeting approving (a) this Protocol, (b) ratification of the appointment of the Specialized Company, (c) the Appraisal Report, (d) the Merger and (e) the authorization for EMBRAER's management to perform all acts necessary for the implementation of the Merger; and

(ii) Amendment to ELEB's Articles of Association, in which the sole shareholder must approve: (a) this Protocol, (b) ratification of the appointment of the Specialized Company, (c) the Appraisal Report, (d) the Merger, with the consequent extinction of ELEB, and (e) authorization for ELEB's management to perform all the acts necessary for the implementation of the

Merger.

6. FINAL PROVISIONS

6.1 Entire Agreement, Annexes and Amendments. This Protocol and its annex constitute the totality of the understandings and covenants of the Parties management regarding the matters hereby agreed. This Protocol and its annexes may only be amended or added by a written instrument signed by the Parties management.

6.2 Independence of Provision. If any clause, provision, term or condition of this Protocol is considered void or unenforceable, the remaining clauses, provisions, terms and conditions shall not be affected.

6.3 Archiving, Publication and Measures. Once the Merger is approved by EMBRAER's shareholders, and also by EMBRAER, as the sole partner of ELEB, EMBRAER's management will be liable for archiving and publishing all acts related to the Merger. EMBRAER must also perform all acts subsequent to the Merger, including the cancellation of ELEB registrations with the competent federal, state and municipal offices, and also the maintenance of its corporate and accounting books for the legal period. The costs and expenses arising therefrom will be fully borne by EMBRAER.

6.4 Documents. This Protocol and Justification, the Appraisal Report and the other documents herein mentioned will be made available to shareholders in due course, at EMBRAER headquarters and on EMBRAER investor relations website (https://ri.embraer.com.br/) and on the websites of the Brazilian Securities and Exchange Commission – CVM (www.gov.br/cvm/pt-br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br/pt_br).

6.5 Applicable Law and Jurisdiction. This Protocol shall be governed by the laws of the Federative Republic of Brazil, and the court of the judicial district of the Capital of the State of São Paulo shall be elected to settle all issues arising from this Protocol, with the waiver of any other, as privileged as it is or may be.

6.6 Signature. The Parties declare and acknowledge that this Protocol may be signed electronically via DocuSign or any other similar platform, with or without the use of a digital certificate issued in compliance with the standards established by ICP-Brasil, and shall be fully valid and effective, in all its content, after the last signature. All signatures shall be properly certified by the Parties in its integrity and authenticity, guaranteed by an encryption system, pursuant to Article 10, paragraph 2 of Provisional Measure No.

2,200-2, of August 24, 2001, and also the applicable law.

São Paulo, September 12, 2024

[Signatures are on the next page]

[Signature Page 1/3 of the Protocol and Justification for the Merger of ELEB EQUIPAMENTOS LTDA. by EMBRAER S.A.]

Management of EMBRAER S.A.:

Alexandre Gonçalves Silva
Chairman of the Board of Directors

Raul Calfat
Vice-President of the Board of Directors

Claudia Sender Ramirez
Member of the Board of Directors

Dan Ioschpe
Member of the Board of Directors

Edmilson Saes
Member of the Board of Directors

Kevin Gregory McAllister
Member of the Board of Directors

Mauro Gentile Rodrigues da Cunha
Member of the Board of Directors

Pedro Luís Farcic
Member of the Board of Directors

Alexandre Magalhães Filho
Member of the Board of Directors

Todd Messer Freeman
Member of the Board of Directors

[Signature Page 2/3 of the Protocol and Justification for the Merger of ELEB EQUIPAMENTOS LTDA. by EMBRAER S.A.]

Márcio Fernando Elias Rosa Member of the Board of Directors	**Francisco Gomes Neto** Chief Executive Officer
Antonio Carlos Garcia Executive Vice President of Finance and Investor Relations	**Luís Carlos Marinho da Silva** Executive Vice President of Operations

Roberto de Deus Chaves
Executive Vice President of Global Procurement

[Signature Page 3/3 of the Protocol and Justification for the Merger of ELEB EQUIPAMENTOS LTDA. by EMBRAER S.A.]

Management of ELEB Equipamentos Ltda.:

____
Luís Carlos Marinho da Silva
Chief Executive Officer

____
André Luiz Soriani
Director without specific designation

____
Rafael Blanco Nema
Director without specific designation

Witnesses:

1.______________________________
Name:
ID:
ITIN:

2.______________________________
Name:
ID:
ITIN: